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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2019_____ AND ENDING ___December 31, 2019___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USI Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

95 Glastonbury Boulevard
(No. and Street)

Glastonbury   _CT_   _06033_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Gritzer   (860) 368-2913
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Mahoney Sabol & Company, LLP
(Name – *if individual, state last, first, middle name*)

180 Glastonbury Boulevard   _Glastonbury_   _CT_   _06033_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, _____William M. Tremko_____, swear (or affirm)
that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the
firm of __USI Securities, Inc._____
, as of ___December 31,_____, 20 _19_____, are true and correct. I
further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary
interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

____CEO, USI Securities, Inc._____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound separately).
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USI Securities, Inc.

Report on Statement of Financial Condition
and
Report of Independent Registered Public Accounting Firm

December 31, 2019

USI SECURITIES, INC.

Index



180 Glastonbury Boulevard, Suite 400
Glastonbury, CT 06033

860.541.2000 main
860.541.2001 fax

mahoneysabol.com

Glastonbury
Essex

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of USI Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of USI Securities, Inc. as of December 31, 2019 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of USI Securities, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of USI Securities, Inc.'s management. Our responsibility is to express an opinion on USI Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to USI Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Mahoney Sabol & Company, LLP

Glastonbury, Connecticut
February 25, 2020

We have served as USI Securities, Inc.'s auditor since 2019.

PBK-RP-1

USI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

	2019
Current assets:	
Cash	$ 507,785
Commissions receivable	1,158,940
Other current assets	340
Total current assets	1,667,065
Property and equipment, net:	
Furniture and fixtures	10,261
Less accumulated depreciation	(3,102)
	7,159
Deposits	35,000
Deferred tax asset	10,460
Total long-term assets	45,460
Total assets	$1,719,684

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accrued expenses	$ 206,080
Due to related party	108,082
Total liabilities	314,162
Commitment	
Stockholder's equity:	
Common stock, $1 par value; 100 shares authorized, issued and outstanding	100
Additional paid-in capital	2,102,191
(Accumulated deficit)/retained earnings	(696,769)
Total stockholder's equity	1,405,522
Total liabilities and stockholder's equity	$1,719,684

See Notes to Financial Statements.

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2019

Note 1 - Nature of operations:

USI Securities, Inc. (the "Company") is a Delaware corporation that is a wholly-owned subsidiary of USIC Investment Group, Inc. ("USIC" or "Parent"), a Delaware corporation. USIC issued one share of Class A Voting Common Stock to USIR Management LLC ("USIR"), a holding company and ninety-nine shares of Class B Non-Voting Common Stock to USI Consulting Group, Inc. ("USICG"). USIR is owned by certain members of USI, Inc. ("USI") management. USICG is a wholly-owned subsidiary of USI Insurance Services, LLC which is a wholly-owned subsidiary of USI.

The Company is a FINRA (Financial Industry Regulatory Authority, Inc.) member broker-dealer, Securities and Exchange Commission ("SEC") registered investment advisor and licensed insurance agency. The Company, through its registered representatives, offers and sells mutual funds, variable annuities and variable life insurance contracts, primarily in the qualified plans market throughout the United States. The Company also has a limited amount of "constructive receipt" arrangements with other broker-dealers whereby the Company receives override commissions derived from the sale of securities products to customers of other related entities. The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Cash and cash equivalents:

For purposes of the statements of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2019, there are no cash equivalents.

Commissions receivable and allowance for doubtful accounts:

Periodically, the Company evaluates its commissions receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on a review of the current status of each account. At December 31, 2019 management of the Company determined an allowance for doubtful accounts is not necessary. The balance of commissions receivable at December 31, 2019 and January 1, 2019 was $1,158,940 and $235,802, respectively.

Net capital requirements:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such provisions and requires that the ratio of aggregate indebtedness to net capital be less than 15 to 1.

4

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2019

Note 2 - Summary of significant accounting policies (continued):

Reserve requirements:

The Company is exempt from the requirements relating to cash reserves and possession or control of customers securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

Property and equipment - depreciation:

The Company capitalizes all expenditures for property and equipment in excess of $500. Depreciation of property and equipment is recorded on the straight-line basis over the estimated useful lives of the assets. Estimated lives are as follows:

Assets	Estimated Lives
Computer equipment and software	3 - 5 years
Furniture and fixtures	7 years

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations for the period.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes:

The Company's U.S. Federal income tax returns are statutorily closed for all tax years through December 31, 2014, and all state income tax returns are closed for all tax periods prior to the 2014 tax year. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Act") was signed into law which in part reduces the corporate tax rate from 35% to 21%. Management recorded a one-time entry in December 2017 to reduce the net deferred tax asset/(liability) to reflect the decrease in the Federal tax rate. No further adjustments are necessary as a result of a final review of the Act.

The Company has no unrecognized tax benefits at December 31, 2019. The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statements of financial condition.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2019

Note 2 - Summary of significant accounting policies (concluded):
Recent Accounting Pronouncement on Leases:

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2016-02, *Leases (Topic 842),* which provides an updated definition of a lease contract, including guidance on the combination and separation of contracts. The standard requires lessees to recognize a right-of-use asset and a lease liability for substantially all lease contracts on the Statement of Financial Condition. The standard will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 for public companies and after December 15, 2019 for private companies. In March 2018, the FASB proposed an optional transition method to apply the requirements at adoption through a cumulative-effect adjustment to the opening balance in retained earnings versus retroactive application required for previously issued annual and interim financial statements presented.

The Company has determined it does not have lease agreements to which *Topic 842* applies and therefore adoption of this standard had no material impact to the financial statements.

Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2020, which is the date the financial statements were available to be issued.

Note 3 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company has net capital of $228,623, which is $207,679 in excess of its required net capital of $20,944. The Company's ratio of aggregate indebtedness to net capital is 1.37 to 1 at December 31, 2019.

The Company's nonallowable assets includes commissions receivable related to Registered Representatives dually employed by the Company and USICG that were not supported by a waiver of rights to these commissions by such Representatives until the revenue was received by the Company. As such, commissions receivable in the amount of $1,158,940 and other assets totaling $17,959 were considered nonallowable as of December 31, 2019.

Note 4 - Liabilities subordinated to claims of general creditors:

There are no borrowings under subordination agreements at December 31, 2019.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2019

Note 5 - Related party transactions:

In 2013, the Company entered into an Expense Sharing Agreement with USICG. This agreement includes charges to the Company based on proportionate usage for shared services paid for by USICG including staff compensation, overhead, systems usage, administrative support, rent and facility charges, accounting, payroll and other management services.

In addition, the Company's Registered Representatives are compensated by USICG for administrative convenience only.

The Company's commission revenues are mainly derived from sales to customers of entities under common ownership with the USICG.

Note 6 - Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and commissions receivable. The Company maintains its cash with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2019, the Company has uninsured cash in the amount of approximately $258,000.